Exhibit 99.1

Sun Life Financial's 2017 Annual Report and 2018 Management Information Circular now available

Ashok K. Gupta nominated as new Director

TORONTO, March 27, 2018 /CNW/ - Sun Life Financial Inc. (TSX:SLF) (NYSE:SLF) (the "Company") today announced that its 2017 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 9, 2018 annual meeting are now available.

These documents can be accessed electronically at www.sunlife.com/2017AnnualReport and www.sunlife.com/AnnualMeetingMaterials.

Shareholders may obtain printed copies of these documents free of charge by contacting the Company through its website. These documents have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today. The 2017 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, sources of earnings by business group and other Company information.

The Management Information Circular includes the nomination of Ashok K. Gupta for election at the Annual Meeting to join the Company's Board of Directors. Mr. Gupta is a Corporate Director with four decades of experience in the U.K. insurance and financial services industry. He currently sits on the boards of New Ireland Assurance Company plc, JP Morgan European Smaller Companies Investment Trust, is the Chairman of EValue Ltd. and serves on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. Mr. Gupta is a Fellow of the Faculty of Actuaries and holds a Master of Business Administration degree.

The Company's 2017 Sustainability Report and Public Accountability Statement was also released today and can be accessed at www.sunlife.com/sustainability.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2017, Sun Life Financial had total assets under management of $975 billion.  For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Irene Poon Manager, Media & PR Corporate Communications T. 647-256-2596 irene.poon@sunlife.com	Investor Relations Contact: Greg Dilworth Vice-President Investor Relations T. 416-979-6230 investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/27/c5766.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 13:41e 27-MAR-18